82-34639

03007444

AGENIX LIMITED
11 Durbell Street
Acacia Ridge QLD 4110
Tel: +61 7 3370 6396
Fax: +61 7 3370 6347

SEC#82-5258

5 February 2003

SEC MAIL PROCESSING RECEIVED FEB 14 2003 WASH, D.C. 181 SECTION

SUPPL

US Securities and Exchange Commission
Attn: Filing Desk
450 Fifth Street N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange. We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Yours sincerely,

Traniga

dlw 3/19

Tarun Raniga
Acting Chief Financial Officer & Company Secretary

AGENIX LIMITED
11 Durbell Street
Acacia Ridge QLD 4110
Tel: +61 7 3370 6396
Fax: +61 7 3370 6347

4 FEBRUARY 2003

EXPIRY OF UNLISTED OPTIONS

Agenix Limited advises that the 9,000,000 unlisted 55 cent options expiry 30 January 2003 have expired unexercised.

Tarun Raniga
Company Secretary

AGENIX LIMITED
11 Durbell Street
Acacia Ridge QLD 4110
Tel: +61 7 3370 6396
Fax: +61 7 3370 6347

4 FEB 2003

APPOINTMENT OF COMPANY SECRETARY

Agenix Limited announces the appointment of Mr. Tarun Raniga as Company Secretary of the Company with effect from 30 January 2003.

Tarun Raniga
Company Secretary

AGENIX

Company Announcement

Agenix CFO Leaves Company

Thursday 30 January 2003

Brisbane-based biotechnology company Agenix Ltd [ASX:AGX] today announced that Mr Jeff Carter, Chief Financial Officer and Company Secretary, has left the company after the closure of the Sydney office in conjunction with the transfer in December of the head office functions to Brisbane.

The company will now solely be based in Brisbane.

The closure of the Sydney office follows the closure of the Perth office in late 2001 and further consolidates operational facilities.

"Agenix's two major subsidiaries, Agen Biomedical and Milton Pharmaceuticals, are both based in Brisbane, and it makes good commercial sense that we base all our management and corporate functions in that city," said Agenix Managing Director Mr Don Home. "It is also expected that there will be a reduction in expenditure as a result of this move."

"We thank Jeff for his contribution in the past two years as the company has changed and grown and wish him well in the future," said Agenix Executive Chairman, Mr Ravindran Govindan. "As we move forward into the next phase of Agenix's future we will look to add a CFO who can help us both expedite our growth and manage our corporate finance requirements."

A search for a Brisbane-based Chief Financial Officer and Company Secretary is underway. The company expects to make an announcement on a replacement within three months.

For more information contact:

Don Home
CEO Agenix Ltd
Ph: 0438 500 255

Agenix Limited [ASX:AGX] is a listed Australian-based company. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its fully-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which uses radiolabelled antibodies to locate blood clots in the body. This could revolutionise the $US 3 billion annual clot diagnostic imaging market. Agenix employs 190 staff and sells its products to more than 50 countries.
www.agenix.net

AGENIX

To:	**Company Announcements Office**
From:	**Agenix Limited [AGX]**
Subject:	**Change of Address**
Date	**30 December 2002**
Pages:	**1**

Effective 1 January 2003 Agenix Limited's registered office will be 11 Durbell Street, Acacia Ridge, QLD 4110. The telephone number is (07) 3370 6396 and the facsimile number is (07) 3370 6347.

Jeff Carter
CFO/Company Secretary